Exhibit 6.2

Collaboration and Asset Purchase Agreement

Between Reata Pharmaceuticals, Inc. and CNS Pharmaceuticals, Inc.

This Collaboration and Asset Purchase Agreement (the “Agreement”) is made and entered into as of November 21, 2017 (the “Effective Date”), by and between Reata Pharmaceuticals, Inc., a Delaware corporation (“Reata”), having its principal place of business at 2801 Gateway Drive, Suite 150, Irving, TX 75063 and CNS Pharmaceuticals, Inc. (“CNS”), a Nevada corporation having its principal place of business at 14405 Walters Road, Suite 781, Houston, TX 77014. Reata and CNS are each referred to herein as a “Party” and collectively as the “Parties.”

Whereas, Reata previously licensed certain rights for the research, development and commercialization of the pharmaceutical compound Berubicin (as further defined herein, and referred to as the “Product”);

Whereas all licenses to Reata of the Product and Product Intellectual Property Rights (as further defined and referred to herein as “Product Intellectual Property Rights”) from other parties (“Third Parties”) have been terminated;

Whereas, Reata has previously conducted research and development of the Product resulting in Product Data (as further defined and referred to herein as “Product Data”); and

Whereas CNS wishes:

(i) to acquire all rights of Reata to the Product and the Product Data, including the exclusive (even as to Reata) right to use, make, have made, develop and have developed, the Product and its formulations, further to modify, use in regulatory filings, make disclosures, license, sublicense, offer to sell, to sell, and to continue the development of any modifications and derivatives of the Product;

(ii) to acquire all rights of Reata to the Product Intellectual Property Rights, including the exclusive (even as to Reata) right to use, make, have made, and to develop and have developed the Product and its formulations, to modify, use in regulatory filings, make disclosures, license, sublicense, offer to sell, sell, and to continue the development any modifications and derivatives of the Product;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and intending to be legally bound, the Parties hereto agree as follows:

Article 1 - Definitions

For purposes of this Agreement, the following terms shall be defined as set forth below.

1.1            “Action” means any Third Party claim, action, suit, proceeding or arbitration including any governmental authority action, notification, investigation or audit.

1.2            “Affiliate” means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” for purposes of this Agreement means direct or indirect ownership of more than fifty percent (50%) of the voting shares of a Person; and “controlled by” and “under common control with” have correlative meanings.

1.3            “Agreement” has the meaning set forth in the preamble.

1.4            “Business Day” means any day other than a day which is a Saturday, a Sunday or any other day on which banks are authorized or required to be closed in New York City, NY.

1.5            “Calendar Quarter” shall mean each of the consecutive three (3) month periods ending March 31, June 30, September 30 and December 31; provided, however, that the first (1st) Calendar Quarter under this Agreement will be the period beginning on the Effective Date and the last Calendar Quarter shall end upon the expiration or termination of this Agreement.

1.6            “Calendar Year” shall mean any consecutive twelve (12) month period beginning January 1 and ending December 31; provided, however, that the first (1st) Calendar Year under this Agreement will be the period beginning on the Effective Date and the last Calendar Quarter shall end upon the expiration or termination of this Agreement.

1.7            “Commercialization Payments” shall have the meaning described in Section 5.1.

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1.8            “Confidential Information” means any and all non-public, confidential or proprietary information, whether in oral, written, electronic or other form or media, whether or not such information is marked, designated or otherwise identified as “confidential” and includes any information that, due to the nature of its subject matter or circumstances surrounding its disclosure, would reasonably be understood to be confidential or proprietary, including without limitation, Product Data and Product Intellectual Property Rights. For purposes of clarity, Product Data and Product Intellectual Property Rights, except to the extent previously disclosed to the public, shall become Confidential Information belonging to CNS effective upon the Effective Date.

1.9            “Effective Date” has the meaning set forth in the preamble.

1.10        “FDA” shall mean the United States Food and Drug Administration and any successor regulatory agency.

1.11        “First Commercial Sale” means the date on which the first sale of the Product to a Third Party is consummated, including transfer of ownership, after all necessary Regulatory Approvals have been granted by the relevant Regulatory Authority. For purposes of clarity, any sale or transfer of the Product to any Third Party in connection with research and development including, without limitation, clinical trials or regulatory or safety testing, in exchange for consideration shall not be a “First Commercial Sale.”

1.12         “Field” means all fields of use including, without limitation, the treatment of oncology indications.

1.13        “Losses” means any and all damages, fines, fees, settlements, payments, obligations, penalties, deficiencies, losses, costs and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts and other reasonable expenses) of litigation or other proceedings or of any claims, default or assessment.

1.14        “Net Sales” means the gross sales of the Product in the Territory invoiced by CNS, its licensees and sublicensees of its licensees on an arms-length basis to Third Parties in the Territory, less the following deductions:

(a)          Reasonable estimates for any price adjustments, billing adjustments, shelf stock adjustments, promotional payments, or other similar allowances affecting the Product;

(b)          Reasonable estimates for chargebacks, rebates, administrative fee arrangements, reimbursements, and similar payments to wholesalers and other distributors, buying groups, health care insurance carriers, pharmacy benefit management companies, health maintenance organizations, other institutions or health care organizations or other customers;

(c)          Reasonable estimates for shipping, handling and related charges;

(d)          Reasonable estimates for amounts due to Third Parties on account of rebate payments, including Medicaid rebates, or other price reductions provided, based on sales by CNS to any governmental or regulatory authority in respect of state or federal Medicare, Medicaid or similar programs;

(e)          Reasonable estimates for allowances and credits to Third Parties on account of rejected, damaged, returned or recalled Products;

(f)           Any government mandated manufacturing tax, including, without limitation, the brand manufacturer’s tax imposed pursuant to the Patent Protection and Affordable Care Act (Pub. L. No. 111-148), as amended or replaced;

(g)          The cost associated with any FDA mandated, or mutually agreed upon, Risk Evaluation and Mitigation Strategies for the Product;

(h)          The transfer price of any Product manufactured by CNS, its licensees and sublicensees of its licensees wherein the sale of such Product to a Third Party shall be otherwise included in the calculation of Net Sales.

The deductions outlined in this Section are to be reconciled within one hundred eighty (180) days after the end of each Calendar Year during the Term. The reconciliation shall be based on actual cash paid or credits issued plus an estimate for any remaining liabilities incurred related to the Product, but not yet paid. If the foregoing reconciliation report shows either an underpayment or an overpayment between the Parties, the Party owing payment shall pay the amount of the difference to the other Party within thirty (30) days after the date of delivery of such report.

1.15        “CNS Indemnified Party” has the meaning set forth in Section 10.2 of this Agreement.

1.16        “Party” and “Parties” has the meaning set forth in the Preamble.

1.17        “Person” means an individual, corporation, partnership, joint venture, limited liability company, firm, governmental authority, unincorporated organization, trust, association or other entity.

1.18        “Product” means the chemical commonly described by the name Berubicin, including the chemical 4’-O-Benzyl doxorubicin hydrochloride or 7-O-(3-amino-4-O-benzyl-2,3,6-trideoxy-α-L-lyxo-hexopyranosyl) adriamycinone hydrochloride and analogues and derivatives thereof, as specifically developed by Reata, including the formulation described as Reata 744 or RTA 744, as described in the Product IND.

1.19        “Product Copyrights” means any right to copy, license, use or otherwise exploit works of original authorship associated with the Product, the Product Data or the active pharmaceutical ingredient (“API”). Registered Product Copyrights are set forth in Exhibit A.

1.20        “Product Data” means laboratory study data and reports; preclinical study data and reports; toxicology data and reports; clinical protocols; clinical study data and reports; clinical laboratory assessments; manufacturing study data and reports; manufacturing processes, procedures and records; regulatory filings, designations and correspondence; investigator documentation; contract rights, reports, inspections and information; and other technical data; including without limitation the Investigational New Drug (“IND”) application for the Product, the Orphan Drug Application, the Investigator’s Brochure and other work products and rights thereto. For purposes of clarity, “Product Data” includes without limitation any and all samples of Product whether expired or otherwise, and records of such samples including but not limited to toxicology, formulation, preclinical, clinical records, batch records, laboratory reports and regulatory data or filings, FDA meeting minutes and regulatory correspondence.

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1.21        “Product IND” means the IND application No. 68,279 submitted by Reata to the FDA for clearance to conduct a clinical investigation with Product.

1.22        “Product Intellectual Property Rights” means any and all rights in or to Product Patents, Product Trademarks, Product Copyrights, and Product Know-How.

1.23        “Product Know-How” means any non-patented, published and unpublished technical information, trade secrets, and knowledge related to the Product whether proprietary or not including, without limitation: information relating to the formulation, manufacture and/or quality control of the Product, toxicology, preclinical, clinical, suppliers, regulatory strategies, laboratory reports, forecasts, budgets, manufacturing costs, vendor lists and any contracts related to Product, formulas, prototypes, designs, drawings, plans, programs, specifications, directions, instructions, techniques, test protocols, processes, procedures and results, studies, clinical, preclinical or technical data or information, contract rights, manufacturing data or information, data or materials, software, machines, devices, equipment, enhancements, modifications, technological developments, systems, tools, developed and/or reduced to practice as may be embodied in samples, raw materials, supplies, works-in-process, protocols, notebooks, algorithms, assays, chemical compounds and biological materials.

1.24        “Product Patents” means all issued patents, if any, and patent applications which have claims related to the Product, or manufacture of the Product (including any divisions, continuations, continuations-in-part, reexaminations, reissues, additions, renewals and extensions thereof). Product Patents in existence as of the Effective Date are set forth in Exhibit A and such Exhibit shall be amended by Reata from time to time during the Term to include Product Patents that come into existence after the Effective Date.

1.25        “Product Trademarks” means any trademarks including without limitation words, phrases, symbols, logos or designs related to Product or API, whether or not registered with a Regulatory Authority in any country in the Territory. Registered Product Trademarks are set forth in Exhibit A.

1.26        “Reata Indemnified Party” has the meaning set forth in Section 10.1 of this Agreement.

1.27        “Regulatory Approval” means approvals, registrations and clearances required to be obtained from a Regulatory Authority to market and sell the Product in any given country in the Territory, including but not limited to, product registrations, medical approvals, price, reimbursement and marketing approvals.

1.28        “Regulatory Authority” means any applicable federal, national, regional, state or local regulatory agencies, departments, bureaus, commissions, councils or other government entities, including the FDA, and any other entity exercising regulatory authority with respect to the Product in the Field in the Territory.

1.29        “Termination Notice” shall have the meaning as described in Section 2.4.

1.30        “Territory” means the world.

1.31        “Third Party” means any Person other than a Party and its respective Affiliate(s).

1.32        “Vesting Date” shall have the meaning as described in Section 2.3.

Article 2 – Sale and License of Assets

2.1       Product Data, Product Copyrights, Product Trademarks and Product intellectual property. Subject to the terms and conditions of this Agreement, effective upon the Effective Date, Reata hereby sells and conveys to CNS all rights, legal title, and interest in and to Product Data and any Product Copyrights and Product Trademarks related to the Product or Product Data, as well as any other heretofore not described, defined or captured Product Intellectual Property that Reata may own or to which Reata may have rights, exclusive or not. (The Parties acknowledge that to the best of Reata’s knowledge, no Product Copyrights or Product Trademarks exist as of the Effective Date). These rights include the exclusive (exclusive even as to Reata) rights to research and develop, make, have made, use, import, export, seek Regulatory Approval, license, sublicense, offer for sale and sell the Product within the Territory for use within the Field.

2.2        Product Know-How. Subject to the terms and conditions of this Agreement, effective upon the Effective Date, Reata sells and conveys to CNS all rights, legal title, and interest in and to Product Know-How. These rights include the exclusive (exclusive even as to Reata) rights to research and develop, make, have made, use, import, export, seek Regulatory Approval, license, sublicense, offer for sale and sell the Product within the Territory for use within the Field. The Parties acknowledge that Reata retains no rights in any patent that claims the Product or its use, as the result of Reata’s termination of its license from Houston Pharmaceuticals in June 2014.

2.3        Vesting of Rights. From the Effective Date, CNS shall have the full, complete and exclusive right to possess, control, and use the Product Data and Product Intellectual Property at its sole and independent discretion, without notification to, or consent of, Reata or any Third Party.

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Article 3 – Consideration

3.1        Beginning with the first commercial sale of the Product in any territory by CNS or any of its licensees or their sublicensees and assigns, CNS shall pay to Reata a royalty on Net Sales as set forth in Section 5.1 below.

3.2       Ten thousand United States dollars $10,000 shall be payable to Reata by CNS upon execution, due within 180 days of the Effective Date.

Article 4 - Deliverables

4.1        Execution. Upon execution of this Agreement on the Effective Date, both parties agree to use commercially reasonable efforts to fulfill all obligations set forth in this Agreement.

4.2        Deliverables by Reata. Following the execution of this Agreement, Reata shall commence delivery to CNS of an electronic version (wherever possible in Word and PDF) of all Product Data, a list of all vendors and their contact information, all physical records and samples and all files related to the Product Data. Reata shall use commercially reasonable efforts to complete this delivery within 60 days after the Effective Date.

Article 5 – Commercialization Payments

5.1       Payment on Net Sales. For any Regulatory Approval in which CNS includes and relies upon the Product Data, CNS shall pay Reata two and one quarter percent (2.25%) of Net Sales of the Product in the Territory for a period of ten years after the First Commercial Sale of the Product (“Commercialization Payment”).

5.2        Payment Terms. CNS shall make Commercialization Payments to Reata within forty-five (45) days after the end of each Calendar Quarter, and each payment shall be accompanied by a report providing the following with respect to each country in the Territory in which the Product is sold during such Calendar Quarter: (i) gross sales of the Product; (ii) Net Sales; (iii) the total deductions used to calculate the Net Sales; and (iv) the amount payable to Reata as well as the computation thereof. Unless approved by both Parties, said reports shall be kept confidential by the Parties and not disclosed to any Third Party.

5.3        Method of Payment. Each payment hereunder shall be made by electronic transfer in immediately available funds via either a bank wire transfer, an ACH (automated clearing house) mechanism, or any other means of electronic funds transfer at Reata’s reasonable election.

5.4        Currency. All payments under this Agreement shall be computed and paid in United States dollars. The Parties shall calculate the currency conversion at the conversion rate as reported in the Wall Street Journal, (New York Edition), on the last business day of the applicable Calendar Quarter in which the payments were earned.

Article 6 – Record-Keeping and Audit Rights

6.1        Record Keeping. CNS shall keep or cause to be kept complete and accurate records and books of account containing all information required for the computation and verification of Net Sales and Commercialization Payments.

6.2        Audit Rights. CNS further agrees that, at the request of Reata, it will permit, not more than one time per calendar year, an independent accounting firm selected by Reata to have access upon reasonable notice and during ordinary business hours to such records as may be necessary to audit, with respect to any payment report period ending within three (3) years prior to such request, the correctness of any report provided or payment made within three (3) years prior to such request under this Agreement, or to obtain information as to the payments due for any such period in the case of failure of CNS to report or make payment pursuant to the terms of this Agreement. Such accounting firm shall sign a confidentiality and non-disclosure agreement in form and substance reasonably satisfactory to CNS, and shall not disclose to Reata or any Third Party any information other than the amount of any inaccuracy in the computation in question. Reata shall provide CNS with a copy of the report or other summary of its findings prepared by such accounting firm. If, as a result of any such audit, it is shown that any payment required hereunder was less than the amount which should have been paid, then CNS shall make all payments required to be made to eliminate any discrepancy revealed by the audit within thirty (30) days after Reata’s demand therefor. If the audit reveals a discrepancy with respect to any payment to Reata in excess of ten percent (10%) of the amount that should have been paid to Reata, CNS shall reimburse Reata for all costs and expenses incurred by Reata to perform the audit. All information subject to review under this Section 6.2 is Confidential Information hereunder.

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Article 7 – Development Responsibility

7. 1 Development. CNS shall have the sole authority, discretion and responsibility with respect to the development of the Product and shall utilize commercially reasonable efforts to develop and commercialize the Product. CNS is responsible for all activities and expenses related to the development of the Product. CNS’ undertaking to develop the Product shall not be construed as a guarantee by CNS that such development will result in the successful development and/or launch of the Product, and CNS may determine in its sole discretion to discontinue such development activities at any time. CNS may, from time to time, request development assistance from Reata related to the Product and/or Product Intellectual Property. Reata hereby agrees to use commercially reasonable efforts, for consideration to be negotiated at such time, and at CNS’s cost, to assist CNS in the development of the Product or the Product Intellectual Property. The parties agree that if, in Reata’s sole judgment, such assistance cannot be reasonably provided then Reata will have no obligation to provide such assistance.

7.2       Regulatory Responsibilities. CNS shall be solely responsible for obtaining all Regulatory Approvals required for commercialization of the Product in the Territory. CNS shall determine in its sole discretion all regulatory plans and strategies for the Product, and CNS shall exclusively own and shall be responsible for preparing, seeking, submitting and maintaining all regulatory filings and Regulatory Approvals for the Product.

7.3       Regulatory Assistance. If requested, Reata shall provide reasonable regulatory assistance to CNS with respect to Product related regulatory matters, provided, however that any external costs incurred by Reata in providing such assistance shall be borne by CNS. Immediately after the Effective Date, Reata will use its reasonable commercial efforts to transfer all regulatory filings, including its IND and Orphan Drug designation, to CNS.

7.4 Marketing Costs and Expenses. CNS shall have the sole authority, discretion and responsibility with respect to the commercialization of the Product, including decisions for collaboration, licensing and sublicensing, pricing, reimbursement strategies, marketing programs and sales activities. CNS shall bear all costs and expenses connected with these activities.

7.5        Other Business. Nothing in this Agreement shall prevent, prohibit or restrict either party from pursuing any business activity, including developing and commercializing products in the Territory that are directly competitive with a Product or with the other Party.

Article 8 – Confidentiality and Publicity

8.1       CNS Sole Decisions on Disclosure. The Parties acknowledge that on the Effective Date CNS is solely responsible for, and has sole authority to make, any disclosure of the Product Data. Reata shall keep confidential and make no further disclosure of the Product Data after the Effective Date.

8.2       Confidentiality Obligation. During the Term, and for a period of seven (7) years following the expiration or earlier termination hereof, any receiving Party (the “Receiving Party”) will not publish or otherwise disclose to any Third Party absent an express written agreement permitting such disclosure and will not use for any purpose other than as provided in this Agreement, any and all Confidential Information received from the other Party (the “Disclosing Party”) on a confidential basis. Each Party shall use the same degree of care, which shall not be less than a reasonable degree of care, that it uses to protect its own confidential information to prevent the unauthorized disclosure of Confidential Information. The foregoing confidentiality obligations shall not apply to information which: (i) at the time of the disclosure to the Receiving Party was in the public domain, or (ii) after disclosure, becomes part of the public domain through no fault of the Receiving Party or any act or omission of the Receiving Party in breach of this Agreement; or (iii) was previously known to the Receiving Party from a source other than the Disclosing Party and such source was under no obligation to keep such information confidential or which is received from a Third Party, provided said party did not obtain it directly or indirectly from the Disclosing Party or a party who was under a duty to keep such information confidential, or (iv) was independently developed or discovered or discovered by the Receiving Party without the use of Confidential Information belonging to the Disclosing Party.

8.3 Permitted Disclosures. Each Party may disclose Confidential Information belonging to the other Party to the extent such disclosure is reasonably necessary for: (i) disclosures to regulatory agencies to the extent required for Regulatory Approval; (ii) filing or prosecuting Product Patents; (iii) prosecuting or defending litigation; (iv) complying with applicable government regulations or laws, including securities laws; (v) conducting pre-clinical or clinical trials of the Products or post-market pharmacovigilance activities; and (vi) disclosures to Affiliates, employees, agents and independent contractors (including clinical investigators, consultants and contract research organizations), potential financing sources, and potential parties to a business combination transaction involving such Party who have a bona fide “need to know”, and sublicensees, who agree to be bound by similar terms of confidentiality and non-use at least equivalent to scope to those set forth in this Article 8.

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8.5        Other Permitted Disclosures. Except as otherwise provided in this Section 8.5, either Party (the “Publishing Party”) may use or refer to the name of the other Party: (i) in connection with the Publishing Party’s efforts to secure financing at any time during the Term of this Agreement; (ii) in connection with a press release regarding this Agreement and the relationship of the Parties created hereby, which shall be mutually agreed upon by the Parties; or (iii) in statements that the Publishing Party reasonably determines to be necessary to comply with applicable law (including disclosure requirements of the U.S. Securities and Exchange Commission or under applicable Blue Sky laws (for private financing or public financing), any stock exchange on which securities issued by the Publishing Party are traded; provided, however, that to the extent practicable under the circumstances, the Publishing Party shall provide the other Party with a copy of the proposed text of such statements sufficiently in advance of the scheduled release thereof to afford such other Party a reasonable opportunity to review and comment upon the proposed text. Except as permitted in this provision, neither Party shall disclose, use or refer to, without the other Party’s prior written consent which consent shall not be unreasonably withheld, conditioned or delayed, the name or trademarks of such other Party in any public statements, whether oral or written.

8.6        LEFT INTENTIONALLY BLANK

Article 9 – Patent Prosecution and Enforcement

9.1       Patent Filing and Prosecution.

CNS shall control the prosecution and maintenance of patents or patent applications claiming the composition, formulation, manufacture, or use of the Product (the Patent Rights) and shall be responsible for any enforcement of the Patent Rights against infringement by any third party. The Parties agree that all Patent Rights to the Product are owned or controlled by CNS and that no rights in any patent or patent application are conveyed from Reata to CNS by this Agreement. Reata agrees to notify CNS in the event that Reata becomes aware of any actual or potential infringement of any Patent Rights pertaining to the Product.

9.2       Infringement. CNS shall direct or defend, in its own name and at its own expense, any legal or other action or proceeding, including any settlement or negotiation, with respect to any alleged infringement of a third party patent or other proprietary right as a result of its Affiliates or sublicensees making, having made, using, importing, offering for sale or selling the Product in the Territory.

9.3        Notification. CNS shall be responsible for notifying, reporting or registering this Agreement or the business relationship created hereby with any government authorities in the Territory to the extent legally required.

Article 10 – Indemnification and Insurance

10.1       Indemnification of Reata. CNS shall indemnify, defend and hold Reata, its Affiliates and its respective officers, directors, employees and agents (each, a “Reata Indemnified Party”) harmless from and against any and all claims, liabilities, lawsuits, threats of lawsuits or other governmental action, or Losses suffered, incurred or sustained by any Reata Indemnified Party, by reason of any Action to the extent arising out of or resulting from: (i) CNS’s material breach of this Agreement, including any breach of a representation or warranty made by CNS under this Agreement; (ii) any negligent or reckless act or omission or misconduct on the part of CNS, Affiliates of CNS, subcontractors of CNS, or its or their respective employees or agents in performing any obligations under this Agreement; AND (III) ANY CLAIm related to the use or sale of a product, including personal injury or alleged infringement of a third party patent or other intellectual property rights of a third party. Notwithstanding the foregoing, CNS shall not be liable for Losses to the extent such Losses are caused by the negligence, recklessness or misconduct of Reata or breach of any of the terms of this Agreement by Reata.

10.2        Indemnification of CNS. Reata shall indemnify, defend and hold CNS, its Affiliates and their respective officers, directors, employees and agents (each, a “CNS Indemnified Party”) harmless from and against any and all claims, liabilities, lawsuits, threats of lawsuits or other governmental action, or Losses suffered, incurred or sustained by any CNS Indemnified Party, by reason of any Action to the extent arising out of or resulting from: (i) Reata’s material breach of this Agreement, including any breach of a representation or warranty made by Reata under this Agreement; (ii) any negligent or reckless act or omission or misconduct on the part of Reata, Affiliates of Reata, subcontractors of Reata, or its or their respective employees or agents in performing any obligations under this Agreement; (iii) any claims that the Product Data or Product Intellectual Property misappropriates any trade secret of any Third Party. Notwithstanding the foregoing, Reata shall not be liable for Losses to the extent such Losses are caused by the negligence, recklessness or misconduct of CNS or breach of any of the terms of this Agreement by CNS.

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10.3       Conditions of Indemnification. In the event that any Action is asserted or imposed against any Party hereto, and such claim or proceeding involves a matter which is subject to a claim for indemnification under this Article 10, then such Party (the “Indemnified Party”) shall promptly give written notice to the other Party (the “Indemnifying Party”) of such Action. The Indemnifying Party shall assume, at its cost and expense, the defense of such Action through its legal counsel selected and reasonably acceptable to the Indemnified Party, except that the Indemnified Party may, at its option and expense, select and be represented by separate counsel. The Indemnifying Party shall have control over the Action, including the right to settle, provided, however, that the Indemnifying Party shall not, absent the prior written consent of the Indemnified Party, consent to the entry of any judgment or enter into any settlement that (i) provides for any relief other than the payment of monetary damages for which the Indemnifying Party shall be solely liable and (ii) where the claimant or plaintiff does not release the Indemnifying Party, its Affiliates and its respective directors, officers, employees, agents, and representatives, as the case may be, from all liability in respect thereof. In no event shall the Indemnified Party be liable for any claims that are compromised or settled in violation of this Section.

10.4       Limit on Consequential Damages. Except as otherwise set forth in this Agreement and except with respect to (i) a Party’s obligations pursuant to Article 10 to indemnify the other Party for claims by Third Parties; (ii) a Party’s breach of its non-disclosure and/or non-use obligations pursuant to Article 8; and (ii) any damages arising from a Party’s willful misconduct: neither Party shall be liable to the other for any consequential, incidental, special or indirect damages whatsoever.

10.5       Insurance. CNS shall carry, at its individual sole expense, the following minimum required insurance: (i) comprehensive general liability insurance, including coverage for claims of bodily injury or property damage and for contractual liability, in an amount of not less than one million dollars ($1,000,000) per occurrence and two million dollars $2,000,000) in the aggregate; (ii) workers compensation insurance, in accordance with all applicable statutory requirements; and (iii) during any period when CNS is engaged in the treatment or post-treatment evaluation of Subjects in a clinical trial, clinical trial liability insurance in an amount of not less than one million dollars ($1,000,000) per occurrence and two million dollars ($2,000,000) in the aggregate;. CNS shall provide Reata, at Reata’s request, with certificates of insurance showing compliance with the insurance obligations set forth herein.

Article 11 – Representations, Warranties and Covenants

11.1       Representations by Each Party. Each Party hereby represents and warrants to the other Party as of the Effective Date, as follows:

(a)          Corporate Existence and Power. Such Party (i) is a corporation duly organized and validly and in good standing under the laws of the jurisdiction in which it is incorporated; (ii) has the corporate power and authority and the legal right to own and operate its property and assets, and to carry on its business as it is now being conducted; and (iii) is in compliance with all requirements of applicable law, except to the extent that any noncompliance would not have a material adverse effect on the properties, business, financial or other condition of such Party and would not materially adversely affect such Party’s ability to perform its obligations under this Agreement.

(b)         Authorization and Enforcement of Obligations. Such Party (i) has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder; and (ii) has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. The Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against such Party in accordance with its terms.

(c)          Consent. All necessary consents, approvals and authorizations of all governmental authorities and other Persons required to be obtained by such Party in connection with this Agreement have been obtained.

(d)          No Conflicts. The execution, delivery and performance of such Party’s obligations under this Agreement and its compliance with the terms and provisions hereof (i) do not conflict with or violate any requirement of applicable laws or regulations; and (ii) do not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default under any (a) contractual obligation of such Party; (b) provision of such Party’s charter documents or by-laws; or (c) any order, writ, injunction or decree of any court or governmental authority entered against such Party or by which any of its property is bound;

(e)          No Approvals. No authorization, consent or approval of any governmental authority or Third Party is required for the execution, delivery or performance by such Party of its obligations under this Agreement, except that regulatory approvals will be necessary for the continued development of the Product;

(f)          Enforceability. This Agreement has been duly authorized, executed and delivered and constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to the availability of particular remedies under general equity principles; and

(g)         Compliance with Laws. It shall comply with all applicable laws and regulations relating to its activities under this Agreement.

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11.2       Representations of Reata. Reata hereby represents, warrants and covenants to CNS that:

(a)          Reata is the sole legal and beneficial owner of the Product Data and the Product Know-How free of any lien, encumbrances, charge, security interest, mortgage or other similar restriction, and no Person, firm or other entity (including any Affiliate of Reata) has any right, interest, or claim in or to, and neither Reata nor any of its Affiliates has entered into any agreement granting any right, interest or claim in or to, the Product Data and the Product Know-How to any Third Party (including any academic organization or agency) that conflicts with the rights granted by Reata to CNS pursuant to this Agreement;

(b)          no Action is pending or threatened that challenges the rights of Reata in respect of any of the Product Data and the Product Know-How or the validity, enforceability or effectiveness thereof;

(c)          Reata has not received any written or oral communication alleging the Product, the Product Data and the Know-How infringe the Intellectual Property rights of any Third Party and there are no Actions that are pending or threatened against Reata with respect thereto;

(d)         Reata has and shall have full right, power and authority to grant all of the right, title and interest in the Product Data and the Product Know-How transferred to CNS under this Agreement;

(e)          During the term of this Agreement, Reata shall not diminish the rights granted to CNS hereunder, including without limitation, by not committing or permitting any actions or omissions which would cause the breach of any agreements between Reata and Third Parties which provide for intellectual property rights applicable to the research, development, manufacture or commercialization of Product or Product Know-How;

(f)          Reata will give prompt written notice to CNS if any of the following occurs after the Effective Date: (i) there has been a material failure of Reata to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (ii) receipt by Reata of any material notice or other communication from any Regulatory Authority in connection with the subject matter of this Agreement; or (iii) the commencement or threat, in writing, of any Action against Reata, or any of its properties, with respect to the subject matter of this Agreement.

11.3       Representations of CNS. CNS hereby represents, warrants and covenants to Reata that CNS will give prompt written notice to Reata if any of the following occurs after the Effective Date: (i) there has been a material failure of CNS to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (ii) receipt by CNS of any material notice or other communication from any Regulatory Authority in connection with the subject matter of this Agreement; or (iii) the commencement or threat, in writing, of any Action against CNS, or any of its properties, with respect to the subject matter of this Agreement.

Article 12 – Term and Termination

12.1       Term. This Agreement shall commence on the Effective Date and shall continue in full force and effect until 10 years after the date of the First Commercial Sale of Product unless terminated in accordance with this Article 12 (the “Term”). In the event of termination pursuant to this Section 12.1, each Party shall retain their respective property acquired under this Agreement.

12.2       Termination by Either Party. Either Party may, without prejudice to any other rights or remedies available to it, terminate this Agreement:

(a)          Upon or after the material breach of this Agreement by the other Party if (i) that Party has not cured such breach within thirty (30) Business Days after receipt of written notice thereof by the non-breaching Party; or (ii) fails to commence dispute resolution proceedings under Section 13.2 contesting whether a breach has occurred and/or whether such breach is a Material Breach within thirty (30) days after receipt of written notice from the Party asserting the breach. Notwithstanding the foregoing, each Party shall have such longer period as may be needed to cure such breach other than for nonpayment, provided that it has promptly commenced and continues to diligently pursue such cure;

(b)          Subject to applicable bankruptcy laws, if the other Party voluntarily commences any action or seeks any relief regarding its liquidation, reorganization, dissolution or similar act or under any bankruptcy, insolvency or similar law; or

(c)          Subject to applicable bankruptcy laws, if a proceeding is commenced or an order, judgment or decree is entered seeking the liquidation, reorganization, dissolution or similar act or any other relief under any bankruptcy, insolvency or similar law against the other Party, without its consent, which constitutes un-dismissed or un-stayed for a period of sixty (60) days.

12.3       Termination by Mutual Agreement. This Agreement may be terminated at any time by written agreement of the Parties.

12.4       Effect of Termination.

(a)       Termination or expiration of this Agreement through any means and for any reason shall not relieve the Parties of any obligations accruing prior thereto and shall be without prejudice to the rights and remedies of either Party with respect to any prior breach of any of the provisions of this Agreement.

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(b)        If the Parties terminate this Agreement by mutual written agreement pursuant to Section 12.3, the Parties shall specify the consequences of such termination in such written agreement.

12.5       Survival. Notwithstanding any terms to the contrary, Articles 1, 6, 8, 9, 10, 11, 12 and 13 and Section 7.5 shall survive termination of this Agreement.

Article 13 – Governing Law and Dispute Resolution

13.1       Governing Law. This Agreement, including the validity, construction, interpretation and performance thereof, shall be governed entirely by the laws of the State of Delaware, without regard to its conflict of laws provisions. It is the specific intent and agreement of the Parties that the United Nations Convention on the International Sale of Goods shall not apply to this Agreement.

13.2       Dispute Resolution. All disputes arising out of or in connection with this Agreement (except those involving actions commenced by or involving Third Parties and affecting or involving only one of the Parties) shall be resolved with the following mechanism:

(a)          The Parties shall promptly give each other written notice of any disputes requiring resolution hereunder, which written notice shall specify the Section(s) of this Agreement the other Party is alleged to have breached and shall briefly state the initiating Party’s claims, and the Parties shall use reasonable efforts to resolve any such disputes in an amicable manner.

(b)         Any disputes arising in connection with this Agreement which cannot be resolved in an amicable manner by representatives of the Parties shall be referred, not later than thirty (30) days after initiation of dispute resolution proceedings under this Section 13.2, to the following corporate officers of the Parties for resolution:

For Reata: Chief Financial Officer (or his or her designee)

For CNS: CEO (or his or her designee)

Such officers (or their designees) shall attempt to resolve the dispute and shall communicate with each other by facsimile or telephone or in personal meetings in an effort to resolve the dispute.

(c)          Any disputes arising in connection with this Agreement which cannot be resolved by the Parties within sixty (60) days after initiation of dispute resolution proceedings under Section 13.2 shall be finally settled by binding arbitration in accordance with the procedures set forth in the attached Exhibit A.

(d)          Arbitration Ruling - The neutral in any arbitration proceeding shall determine and advise the Parties in writing:

(i)	Whether either Party has committed a breach of any of its obligations under this Agreement; and
(ii)	If either Party has committed a breach,
(A)	Whether such breach is a material breach or a breach other than a material breach, and
(B)	The appropriate remedy for any such breach.
(iii)	Remedies - The neutral in any proceeding shall have the authority to award the non-breaching Party the following relief:
(A)	For a material payment breach, an order to pay the amount due and termination of this Agreement;
(B)	For any other material breach, an award of damages and/or equitable relief and/or termination of this Agreement in whole or in party, whether in whole or in part, on a worldwide or country-by-country basis); and
(C)	For a breach other than a material breach, an award of damages and/or equitable relief.

13.3       Effect of Commencing Dispute Resolution. If either Party in good faith commences dispute resolution proceedings, (a) any applicable notice periods or cure periods hereunder shall be temporarily suspended pending the outcome of such dispute resolution proceedings and (b) the non-breaching Party may, at its option, pay any amounts payable to the other Party that are in dispute into an interest-bearing escrow account pending the outcome of such dispute resolution proceedings.

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Article 14 - Miscellaneous

14.1       Notice. Any notice required to be given hereunder shall be in writing and shall be deemed to have been sufficiently given: (i) when delivered in person; (ii) on the fifth Business Day after mailing by registered or certified mail, postage prepaid, return receipt requested, or (c) on the next Business Day after mailing by overnight courier service; to the address specified below:

If to CNS:

CNS, Inc.

Attn: Chief Executive Officer

14405 Walters Road, Suite 781

Houston, Texas 77381

If to Reata:

Reata Pharmaceuticals, Inc.

Attn: Chief Financial Officer

2801 Gateway Drive, Suite 150

Irving, TX 75063

14.2       Entire Agreement. This Agreement sets forth the entire Agreement between the Parties relating to the subject matter hereof and supersedes all prior discussions and writing with respect thereto. No supplement, modification or amendment of this Agreement shall be binding unless contained in a writing signed by a duly authorized representative for each respective Party and specifically referring hereto or thereto.

14.3       Assignment. On or after the Vesting Date, CNS may, in its sole discretion, assign this Agreement or any of its rights hereunder, or delegate any of its duties or obligations hereunder, to any Third Party without the prior written consent of Reata, including in the event of a sale of all assets of CNS, merger or other consolidation. Should CNS be acquired or merge with another company, , or otherwise assign this Agreement to any Third Party or successor entity, this Agreement shall nevertheless continue in full force and effect. Prior to the Vesting Date, CNS may assign this Agreement or any of its rights hereunder, or delegate any of its duties or obligations hereunder, to any Third Party only with the prior written consent of Reata, such consent not to be unreasonably withheld.

14.4       Third-Party Beneficiaries. The Parties agree that this Agreement is not intended by any Party to give any benefits, rights, privileges, actions or remedies to any Third Party, including without limitation any creditor of either Party, as a Third-Party beneficiary or otherwise under the law.

14.5       Further Documents. Each Party hereto agrees to execute such further documents and take such further steps as may be reasonably necessary or desirable to effectuate the purposes of this Agreement.

14.6       Force Majeure. Neither Party shall be held in breach of this Agreement for failure to perform any of its obligations hereunder to the extent and for the time period such performance is prevented in whole or in part by reason of any force majeure event, including but not limited to industrial disputes, strikes, lockouts, riots, mobs, fires, floods, and other natural disasters and Acts of God, wars declared or undeclared, civil strife, embargo, delays in delivery or defects or shortages of raw materials from suppliers, loss or breakdown of any production equipment, losses or shortage of power, damage to or loss of goods in transit, currency restrictions, or events caused by reason of laws, regulations or orders by any government, governmental agency or instrumentality or by any other supervening unforeseeable circumstances whatsoever beyond the control of the Party so affected. The Party so affected shall (a) give prompt written notice to the other Party of the nature and date of commencement of the force majeure event and its expected duration and (b) use its commercially reasonable efforts to avoid or remove the force majeure event as soon as possible to the extent it is so able to do so.

14.7       Relationship of the Parties. The relationship of the Parties under this Agreement is that of independent contractors. Nothing contained in this Agreement shall be construed so as to constitute the Parties as partners, joint venturers or agents of the other. Neither Party has any express or implied right or authority under this Agreement to assume or create any obligations or make any warranties and representations on behalf of or in the name of the other Party, or to bind the other Party to any contract, agreement or undertaking with any third party, and no conduct of the Parties pursuant to the terms of this Agreement shall be deemed to establish such right or authority. Neither Party shall make any representation to third parties that the relationship created hereby constitutes a partnership, joint venture or agency relationship.

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14.8       Severability. In case one or more of the provisions contained in this Agreement shall, for any reason, be held invalid, illegal or unenforceable in a final non-appealable order by a court or tribunal of competent jurisdiction, such unenforceable provision shall be stricken and the remainder of this Agreement shall not be affected thereby. In such event, the Parties shall in good faith attempt to replace any unenforceable provision of this Agreement with a provision that is enforceable and that comes as close as possible to expressing the intention of the original provision.

14.9       Non-waiver. The failure by either Party at any time to enforce any of the terms or provisions or conditions of this Agreement or exercise any right hereunder shall not constitute a waiver of the same or affect such Party’s rights thereafter to enforce or exercise the same. No waiver of any of the provisions of this Agreement shall be deemed binding unless executed in writing by the Party to be bound by it.

14.10       Headings. The headings in this Agreement are for convenience of reference only and shall not be used in the interpretation of any provisions hereof.

14.11       Execution. This Agreement may be executed by the Parties in two or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement. This Agreement may be executed by the Parties by the exchange of facsimile signature pages, with signed original counterparts of the Agreement to be exchanged by the Parties promptly thereafter.

[Signatures on next page.]

IN WITNESS WHEREOF, the Parties’ duly authorized representatives hereto have executed this Agreement as of the Effective Date.

CNS, INC.

By: /s/ John Climaco

Name: John Climaco

Title: CEO

Date: ____________________________

Reata Pharmaceuticals, Inc.

By: /s/ Robin Kral

Name: Robin Kral

Title: Vice President, Licensing and Intellectual Property

Date: _______________________

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Exhibit A

Arbitration Procedures

1.       To begin an arbitration proceeding, a Party shall provide written notice to the other Party of the issues to be resolved by arbitration. Within fourteen (14) days after its receipt of such notice, the other Party may, by written notice to the Party initiating the arbitration, add additional issues to be resolved within the same arbitration.

2.       Within twenty-one (21) days following receipt of the original arbitration notice, the Parties shall select a mutually acceptable neutral to preside in the resolution of any disputes in this arbitration proceeding. If the Parties are unable to agree on a mutually acceptable neutral within such period, the Parties shall request the President of the Center for Public Resources (“CPR”), 366 Madison Avenue, New York, NY 10017 to select a neutral pursuant to the following procedures:

a.       The CPR shall submit to the Parties a list of not less than five (5) candidates within fourteen (14) days after receipt of the request from the Parties, along with a Curriculum Vitae for each candidate. No candidate shall be an employee or shareholder of either Party or any of their subsidiaries or affiliates.

b.       Such list shall include a statement of disclosure by each candidate of any circumstances likely to affect his or her impartiality.

c.       Each Party shall number the candidates in order of preference (with the number one (1) signifying the greatest preference) and shall deliver the list to the CPR within seven (7) days following receipt of the list of candidates. If a Party believes a conflict of interest regarding any of the candidates, that Party shall provide a written explanation of the conflict to the CPR along with its list showing its order of preference for the candidates. Any Party failing to return a list of preferences on time shall be deemed to have no order of preference.

d.       If the Parties collectively have identified fewer than three (3) candidates deemed to have conflicts, the CPR immediately shall designate as the neutral the candidate for whom the Parties collectively have indicated the greatest preference. If a tie should result between the two candidates, the CPR may designate either candidate. If the Parties collectively have identified three (3) or more candidates deemed to have conflicts, the CPR shall review the explanations regarding conflicts and, in its sole discretion, may either (i) immediately designate as the neutral the candidate for whom the Parties have indicated the greatest preference, or (ii) issue a new list of not less than five (5) candidates, in which case the procedures set for in subparagraphs 2(a) – 2(d) above shall be repeated.

3.       No earlier than twenty-eight (28) days or later than fifty-six (56) days after selection, the neutral shall hold a hearing to resolve each of the issues identified by the Parties. The arbitration proceeding shall take place at a location other than the principal place of business of either Party or any of their subsidiaries or affiliates.

4.       At least seven (7) days prior to the hearing, each Party shall submit the following to the other Party and the neutral:

a.       A copy of all exhibits on which such Party intends to rely in any oral or written presentation to the neutral;

b.       A list of any witnesses such Party intends to call at the hearing, and a short summary of the anticipated testimony of each witness;

c.       A proposed ruling on each issue to be resolved, together with a request for a specific damage reward or other remedy for each issue. The proposed rulings and remedies shall not contain any recitation of the facts or any legal arguments and shall not exceed one (1) page per issue.

d.       A brief in support of such Party’s proposed rulings and remedies, provided that the brief shall not exceed twenty (20) pages. This page limitation shall apply regardless of the number of issues raised in the arbitration proceeding.

Except as expressly set forth in subparagraphs 4(a) – 4(d) above, no discovery shall be required or permitted by any means, including depositions, interrogatories, requests for admissions, or production of documents.

5.       The hearing shall be conducted on two (2) consecutive days and shall be governed by the following rules:

a.       Each Party shall be entitled to five (5) hours of hearing time to present its case. The neutral shall determine whether each Party has had the five (5) hours to which it is entitled.

b.       Each Party shall be entitled, but not required, to make an opening statement, to present regular and rebuttal testimony, documents or other evidence, to cross-examine witnesses, and to make a closing argument. Cross-examination of witnesses shall occur immediately after their direct testimony, and cross-examination time shall be charged against the Party conducting the cross-examination.

c.       The Party initiating the arbitration shall begin the hearing and, if it chooses to make an opening statement, shall address not only issues it has raised but also any issues raised by the responding Party. The responding Party, if it chooses to make an opening statement, also shall address all issues raised in the arbitration. Thereafter, the presentation of regular and rebuttal testimony and documents, other evidence and closing arguments shall proceed in the same sequence.

d.       Witnesses shall be excluded from the hearing until closing arguments.

e.       Neither affidavits nor settlement negotiations shall be admissible under any circumstances. As to all other matters, the neutral shall have sole discretion regarding the admissibility of any evidence.

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6.       Within seven (7) days following completion of the hearing, each Party may submit to the other Party and the neutral a post-hearing brief in support of its proposed rulings and remedies, provided that such brief shall not contain or discuss any new evidence and shall not exceed ten (10) pages. This page limitation shall apply regardless of the number of issues raised in the arbitration proceeding.

7.       The neutral shall rule on each disputed issue within fourteen (14) days following completion of the hearing. Such ruling shall adopt in its entirety the proposed ruling and remedy of one of the Parties on each disputed issue but may adopt one Party’s proposed rulings and remedies on some issues and the other Party’s proposed rulings and remedies on other issues. The neutral shall not issue any written opinion or otherwise explain the basis of the ruling.

8.       The neutral shall be paid a reasonable fee plus expenses. These fees and expenses, along with the reasonable legal fees and expenses of the prevailing Party (including all expert fees and expenses), the fees and expenses of a court reporter, and any expenses for a hearing room, shall be paid as follows:

a.       If the neutral rules in favor of one Party on all disputed issues in the arbitration, the losing Party shall pay 100% of such fees and expenses.

b.       If the neutral rules in favor of one Party on some issues and the other Party on other issues, the neutral shall issue with the rulings a written determination as to how such fees and expenses shall be allocated between the Parties. The neutral shall allocate fees and expenses in a way that bears a reasonable relationship to the outcome of the arbitration, with the Party prevailing on more issues, or on issues of greater value or gravity, recovering a relatively larger share of its legal fees and expenses.

9.       The rulings of the neutral and the allocation of fees and expenses shall be binding, non-reviewable, and non-appealable, and may be entered as a final judgment in any court having jurisdiction.

10.       Except as provided in paragraph 9 of this Exhibit A or as required by law, the existence of the dispute, any settlement negotiations, the arbitration hearing, any submissions (including exhibits, testimony, proposed rulings, and briefs), and the rulings shall be deemed Confidential Information. The neutral shall have the authority to impose sanctions for unauthorized disclosure of Confidential Information.

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